

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2018

Mario Rizzo
Executive Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

> **Re: The Allstate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-11840**

Dear Mr. Rizzo:

We have reviewed your May 1, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to our prior comment is to the comment in our April 18, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 8: Reserve for Property and Casualty Insurance Claims and Claim Expense, page 169

1. We acknowledge your response to our previous comment. Please tell us how your net liability for unallocated loss adjustment expenses (ULAE) on unpaid claims of $978 million at December 31, 2017, as depicted in the reconciliation on page 174, is adequate. In this regard, we note that this liability represents 5.2% of the total net liabilities for all lines of business depicted in that table while the ULAE incurred and paid in 2017 represent 13.9% and 14.4% of the total net amounts incurred and paid, respectively, as depicted in the reconciliation you provide at the bottom of page 4 of your response. Tell us why ULAE represents only 5.2% of your total net liabilities at December 31, 2017

while you appear to have incurred ULAE at a rate of 13.9% during 2017.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have any questions.

Division of Corporation Finance
Office of Healthcare & Insurance